Rexahn Pharmaceuticals, Inc.
15245 Shady Grove Road, Suite 455
Rockville, MD 20850

September 30, 2020

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F. Street, NE
Washington, D.C. 20549
Attention:	Abby Adams
Dorrie Yale

Re:	Rexahn Pharmaceuticals, Inc. Registration Statement on Form S-4 File No. 333-239702 Acceleration Request

	Requested Date:	October 2, 2020
	Requested Time:	9:00 A.M. Eastern Time

Dear Ms. Adams and Ms. Yale:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Rexahn Pharmaceuticals, Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-4 (File No. 333-239702) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. The Company hereby authorizes each of William Intner and Stephen Nicolai of Hogan Lovells US LLP, counsel to the Company, to make such request on its behalf.

Please confirm the effectiveness of the Registration Statement with William Intner of Hogan Lovells US LLP by telephone at (410) 659-2778 or, in his absence, Stephen Nicolai of Hogan Lovells US LLP by telephone at (267) 675-4642.

Sincerely,

REXAHN PHARMACEUTICALS, INC.

/s/ Douglas J. Swirsky
Douglas J. Swirsky
President and Chief Executive Officer

cc:          William Intner, Hogan Lovells US LLP